Exhibit (d)(3)
Amended and restated March 2000
MDS INC.
AMENDED AND RESTATED
STOCK DIVIDEND AND SHARE PURCHASE PLAN
WHEREAS:
A.	The Company established the MDS Stock Dividend and Share Purchase Plan effective as of June 1, 1984.
B.	The Company has completed a share reorganization (the “Share Reorganization”) effective as of March 3rd, 2000 pursuant to which:
(i)	an unlimited number of a new class of shares designated as “Common Shares” has been created;
(ii)	all of the issued and outstanding Class A Common Shares in the capital of the Company (the “Class A Common Shares”) and all of the issued and outstanding Class B Non-Voting Shares in the capital of the Company (the “Class B Non-Voting Shares”) have been changed into Common Shares on the basis of 1.05 Common Shares for each Class A Common Share held and one Common Share for each Class B Non-Voting Share held; and
(iii)	all of the authorized but unissued Class A Common Shares and Class B Non-Voting Shares have been cancelled.
NOW THEREFORE as a consequence of the completion of the Share Reorganization, the Company hereby amends and restates the MDS Stock Dividend and Share Purchase Plan as follows:

Article 1
Introduction
1.1. MDS Inc. (the “Company”) hereby amends and restates the MDS Stock Dividend and Share Purchase Plan (the “Plan”) to provide certain holders of common shares in the capital of the Company (“Designated Shares”) with a simple and convenient method of acquiring additional shares at regular intervals without payment of brokerage commissions or service charges and with potential income tax advantages to certain Canadian resident holders of such shares. By providing for the optional payment of dividends in the form of newly-issued shares of the Company and for optional cash payments to be applied to purchase additional Designated Shares, the Plan will also permit the Company to conserve its cash resources to assist in the financing of the continuing operations of the Company.
Article 2
Effective Date and Elections
2.1. This Plan, which originally became effective on June 1, 1984, is amended and restated as of March 3rd, 2000.
2.2. All registered holders of Designated Shares are eligible to participate in the Plan. Such holders may elect to have dividends declared on their Designated Shares paid in additional Designated Shares by completing and forwarding to the Agent (appointed in accordance with Article 4) a request to participate in the form attached as Schedule A hereto, as applicable, as the same may be amended from time to time (a “Participation Form”) and will thereafter become “Participants” in the Plan.
2.3. A holder of Designated Shares need not make an election under Section 2.2, and if no election is made, such holder of Designated Shares will continue to receive cash dividends.
2.4. An election made pursuant to Section 2.2 by a shareholder who is not a resident of the United States of America shall be effective for the first dividend, the record date for which follows receipt by the Agent at least ten business days prior to such record date, of a duly completed Participation Form, and shall remain in effect for all succeeding dividends until the election is revoked pursuant to Section 7. 1. An election made pursuant to Section 2.2 by a shareholder who is a resident of the United States of America shall be effective for the first dividend, the dividend declaration date for which follows receipt by the Agent of a duly completed Participation Form.
2.5. Once an election has been made by a Participant pursuant to Section 2.2, a Participant (other than a resident of the Province of Quebec), may make optional cash payments to be applied toward the purchase of additional Designated Shares. Optional cash payments may not be less than $50 per remittance and may not exceed $3,000 in any semi-annual period. There is no obligation on a Participant to make optional cash payments nor, having commenced such payments, to make any further such payments.
2.6. An election to make an optional cash payment in any semi-annual period must be received in the form attached as Schedule B hereto as the same may be amended from time to time (the “Optional Cash Payment Form”), along with a cheque in the amount of such optional cash payment, at least five business days prior to the dividend payment date on the Designated Shares for any semi-annual period of the Company.
2.7. Upon completion and delivery to the Agent of a Participation Form, such Participant shall be deemed to have accepted the provisions hereof and to be bound accordingly by such provisions.
Article 3
Acquisition of
Additional Designated Shares
3.1. The number of Designated Shares to be credited to the account of a Participant (maintained in accordance with Section 4.2) who elects to receive stock dividends pursuant to Section 2.2 shall be determined by dividing the amount of the cash dividend which the Participant would otherwise be entitled to receive by 95% of the Average Market Price (as calculated by the Agent) for Designated Shares. “Average Market Price” shall mean the weighted average price of a board lot of Designated Shares as traded on the Toronto Stock Exchange (or such other stock exchange as may be designated by the Board of Directors of the Company) during the five trading days on which at least a board lot of such Designated Shares was traded immediately preceding each dividend payment date for such Designated Shares.
3.2. The number of Designated Shares to be credited to the account of a Participant (maintained in accordance with Section 4.2) who elects to make an optional cash payment pursuant to Section 2.6 shall be determined by dividing the amount of the optional cash payment by the Average Market Price (as calculated by the Agent) for Designated Shares.
3.3. Each Participant’s account in the Plan will be credited as of the dividend payment date (the “Investment Date”) with the number of additional Designated Shares, including the fractional shares calculated to the fourth decimal place that results from the receipt of stock dividends pursuant to Section 3.1 hereof
3.4. Designated Shares to be credited to the account of a Participant pursuant to Section 3.2 hereof will be newly-issued shares purchased from the Company by the Agent.
3.5. All administrative costs of the Plan, including brokerage, transfer taxes and other amounts, shall be paid by the Company.
Article 4
Agent for Participants
4.1. The Company shall appoint a trust company to act as agent for the Participants in the Plan (the “Agent”), which Agent may be, but need not be, the transfer agent and the dividend paying agent for the Designated Shares.
4.2. The Agent shall keep a separate account under the Plan in the name of each Participant. A Participant shall receive a statement of such accounts from the Agent not less frequently than semi-annually; such statement shall set out the amount of stock dividends paid on the Participant’s Designated Shares, the total amount of any optional cash payments received from the Participant, the number of such Designated Shares purchased with the optional cash payments, the applicable price per share and the total number of shares accumulated in the Participant’s account.
4.3. Whole Designated Shares credited to the account of a Participant shall be voted by the Agent in the same manner as indicated in any properly executed proxy returned for voting in respect of the Designated Shares registered in the name of the Participant. If the Participant does not deliver a duly completed proxy, Designated Shares credited to the Participant’s account will not be voted. The Agent shall not vote any fractional shares in a Participant’s account.
4.4. Dividends on Designated Shares in a Participant’s account, including any fractional share, shall be declared as a stock dividend if the Participant has so elected on the most recent instructions received by the Agent from the Participant with respect to dividends on Designated Shares held by the Participant.
4.5. The Agent or its affiliates may, from time to time, for its own account or on behalf of accounts it may manage, deal in Designated Shares or in other securities of the Company and shall not be liable to account to the Company or to any Participant in respect of such dealings.
4.6. The Agent may hold any cash balances received pursuant to the Plan on deposit with its savings department or the savings department of any of its affiliates in a non-interest bearing account (without being liable to account for any profit resulting from the use of cash balances while on deposit).
4.7. The Agent is authorized to comply with laws, orders or regulations now or hereafter in force which purport to impose on the Agent a duty to take or refrain from taking any action under the Plan and is authorized to permit such governmental and other authorities as it shall approve to have access to and the right to examine and make copies of any records relating in any way to the Plan.
4.8. The Agent shall not be liable for any act, or for any omission to act, except for its gross negligence, wilful misconduct or lack of good faith or that of its servants or agents, including without limitation, any claim arising out of failure to terminate a Participant’s account in accordance with a Participant’s direction, or with respect to the prices and times at which securities are purchased or sold, or for late or non-delivery of mail.
4.9. The Agent may resign at any time on thirty days’ notice to the Company and in such event, the Company or, in default thereof, the Agent is authorized to choose and appoint a successor agent. Any corporation into which the Agent may be merged, consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Agent is a party shall be a successor agent without the execution of any further instrument.
Article 5
Issuance of Share Certificates
5.1. Certificates for additional Designated Shares credited to a Participant’s account shall be issued to the Agent in trust for the Participant.
5.2. Upon written request at any time to the Agent by a Participant, a certificate or certificates for whole Designated Shares credited to a Participant’s account will be sent to a Participant. Dividends on the Designated Shares represented by such released certificates will continue to be dealt with in accordance with a Participant’s election pursuant to Section 2.2 hereof. Certificates for fractions of Designated Shares will not be issued.
5.3. Certificates for Designated Shares held by the Agent for the account of a Participant may not be delivered as security pursuant to a pledge of the underlying Designated Shares. A Participant who wishes to deliver such certificates pursuant to a pledge may do so only upon delivery by the Agent of certificates in respect to such Designated Shares to the Participant pursuant to Section 5.2 hereof.

Article 6
Rights Issues, Subdivisions, Stock
Dividends, Share Exchanges and Conversions
6.1. Any Designated Shares distributed by the Company as a stock dividend declared on all of the Designated Shares and any Designated Shares resulting from a subdivision of a class of Designated Shares shall, with respect to such Designated Shares held in the Participant’s account, also be credited to the Participant’s account.
6.2. Upon a rights offering, the rights applicable to Designated Shares credited to a Participant’s account shall be issued to the Agent. Such rights will then be transferred by the Agent and forwarded to the Participant in proportion to the number of whole shares standing to his credit in the Plan. Rights pertaining to fractional shares standing to the credit of a Participant will be sold and the proceeds forwarded to the Participant.
6.3. If at any time a share exchange, arrangement, reclassification or other change occurs with respect to the Designated Shares, the Designated Shares in a Participant’s account shall be exchanged, increased, decreased or reclassified in such manner as to give effect to such exchange, arrangement, reclassification or other change.
Article 7
Termination of Participation
7.1. A Participant may at any time revoke an election and terminate participation in the Plan with respect to dividends on all of the Designated Shares held by the Participant by notifying the Agent in writing. If such notice is received by the Agent not less then five business days in advance of a dividend record date (or dividend declaration date for U.S. residents), the dividend for such record date or declaration date and all subsequent dividends on such Designated Shares will be paid to the Participant in cash.
7.2. Upon giving a notice pursuant to Section 7.1 hereof, a Participant will be deemed to have withdrawn totally from the Plan with respect to the Designated Shares for which the notice is given. Upon such withdrawal from the Plan or upon termination of the Plan by the Company, certificates for whole Designated Shares credited to a Participant’s account will be delivered as soon as practicable and a cash payment will be made for any fraction of a Designated Share standing to the credit of a Participant’s account. Such cash payment will be based on the last sale price per share for the shares of such class of Designated Shares traded in a board lot of such Designated Shares on the Toronto Stock Exchange (or such other stock exchange as shall be designated by the Board of Directors of the Company) on the day that the notice of termination is received by the Agent or such earlier day if no board lot has been traded.
Article 8
Amendment or Termination of Plan
8.1. The Company reserves the right to suspend, modify or terminate the Plan at any time by action of its Board of Directors but such action shall not adversely affect the existing interests of the Participants. The Company shall notify the Agent as soon as practicable of any such suspension, termination or modification. Each Participant shall receive notice from the Agent immediately of any such suspension, termination or modification which, in the opinion of the Chief Executive Officer, is material.
8.2. This Plan may be extended to any other class or classes of shares of the Company designated to so participate by the Board of Directors and upon such designation becoming effective, the shares of such class shall become Designated Shares.
Article 9
Notices and Administrative Rules
9.1. Any notices required to be given pursuant to the Plan shall be given in such form, at such place or places, and at such time as the Agent shall reasonably from time to time prescribe. Notices to Participants shall be mailed by ordinary mail to the last address shown on the Company’s records.
9.2. The Company and the Agent shall have the power to make reasonable administrative rules for the proper functioning of the Plan and to amend or repeal such rules from time to time at their sole discretion.

9.3. This Plan and all forms, agreements and other documentation in connection therewith shall be governed by and interpreted in accordance with the laws of the Province of Ontario.
Amended and restated as of March 3rd, 2000.